UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-13836

Full title of the plan and the address of the plan, if different from that of the issuer named below:

TYCO INTERNATIONAL

RETIREMENT SAVINGS AND INVESTMENT PLAN

(f/k/a Tyco International Retirement Savings

And Investment Plan III)

Tyco International Management Company

9 Roszel Road

Princeton, NJ 08540

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TYCO INTERNATIONAL LTD.

Freier Platz 10

Schaffhausen, CH-8200 Switzerland

REQUIRED INFORMATION

Item 4.  Financial Statements and Exhibits

Financial Statements:

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 5 hereof below in lieu of the requirements of Items 1 to 3.

Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

Tyco International

Retirement Savings and Investment Plan

(f/k/a Tyco International Retirement

Savings and Investment Plan III)

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

With Report of Independent Registered Public

Accounting Firm

Tyco International

Retirement Savings and Investment Plan

*	Refers to item number Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2010.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Tyco International Retirement Savings

and Investment Plan

Princeton, New Jersey

We have audited the accompanying statements of net assets available for benefits of the Tyco International Retirement Savings and Investment Plan (formerly Tyco International Retirement Savings and Investment Plan III) (“Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 9, 2011

Tyco International

Retirement Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets
Interest in the Tyco International Retirement Savings and Investment Plan Master Trust	$2,113,996,448	$858,436,400
Employer contributions receivable	1,617,004	714,827
Participants’ contribution receivable	2,043,361	725,005
Total receivables	3,660,365	1,439,832
Net assets reflecting all investments at fair value	2,117,656,813	859,876,232
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,300,189)	(1,499,307)
Net assets available for benefits	$2,109,356,624	$858,376,925

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Sources of net assets
Investment income from the Tyco International Retirement Savings and Investment Plan Master Trust	$191,642,452
Employer contributions	52,882,704
Participants’ contributions	69,337,888
Total contributions	122,220,592
Total sources	313,863,044

Application of net assets
Benefits paid to participants	106,761,602
Administrative expenses	634,173
Total applications	107,395,775
Net increase prior to transfers from affiliated plans	206,467,269
Net transfers from affiliated plans (Note 8)	1,044,512,430
Net increase in net assets available for benefits	1,250,979,699
Net assets available for benefits:
Beginning of year	858,376,925
End of year	$2,109,356,624

The accompanying notes are an integral part of the financial statements.

Tyco International

Retirement Savings and Investment Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.  Description of Plan

The Tyco International Retirement Savings and Investment Plan (the “Plan”) was established December 31, 1996 as a result of a spin off of the hourly portion of the Kendall Employees’ Savings and Investment Plan (the “Kendall Plan”) merging into a prior existing plan (prior to January 1, 2009, the Plan was known as “Tyco International (US) Inc. Retirement Savings and Investment Plan III” and for the period of January 1, 2009 through October 1, 2010 the Plan was known as “Tyco International Retirement Savings and Investment Plan III”).  Effective October 1, 2010, the Plan name was changed to the Tyco International Retirement Savings and Investment Plan. The Plan was a successor to and continuation of the portion of the Kendall Plan that contained the account balances of hourly employees (both active and terminated) of the Kendall Company, which was a division of Tyco International.  Effective August 3, 2002, the Plan was amended and restated to reflect the reorganization of certain 401(k) retirement plans sponsored by Tyco International in order to more closely align the participants in such plans with the various business units of the controlled group.

Effective September 30, 2006, in anticipation of the plan to separate Tyco International Ltd. (“Tyco” or “TIL”)  into three separate, unrelated publicly traded companies consisting of Covidien Ltd. (“Covidien”), TE Connectivity Ltd. (“TE Connectivity”), formerly Tyco Electronics, and TIL (the “Separation”), the Plan was amended to change the Plan Sponsor from Tyco International (US) Inc. to Citrine Management Corp. (“CMC”).  On February 8, 2007, CMC changed its name to Tyco International Management Company (“TIMCO” or “Plan Sponsor”) and TIMCO is currently the Plan Sponsor of the Plan. On August 13, 2010, Tyco International Management Company (TIMCO) converted from a Nevada corporation to a Nevada limited liability company. TIMCO’s new legal name became “Tyco International Management Company, LLC” and continues to do business as “Tyco International Management Company.”

Effective October 1, 2010, in anticipation of the sale of Tyco Electrical and Metal Products (“TEMP”), a business segment within Tyco International, the Tyco International Savings and Investment Plan V (“RSIP V”) was merged into the Plan after the transfer of RSIP V assets for all TEMP employees to Tyco International Retirement Savings and Investment Plan IV (“RSIP IV”). In conjunction with the aforementioned transfer, assets for non-TEMP employees were transferred from RSIP IV into the Plan.

The Plan is a defined contribution plan and is available to certain salaried, union and non-union hourly employees of Tyco and Tyco affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”). Selected Plan provisions are described below. Participants should refer to the Plan document and summary plan description for more complete information regarding the terms of the Plan.

Eligibility

Plan participants must be at least eighteen years old. Union employees may have different eligibility requirements refer to the plan document for more details.

Contributions

Contributions are subject to Code limitations. Contributions to the Plan are funded on a per pay period basis.

Participants’ contributions - Participants may contribute a percentage of their eligible compensation up to a specified amount.  During 2010, the following contribution limits applied: (i) non-highly compensated employees may contribute up to 35% of eligible compensation on a combined before-tax and/or after-tax basis, (ii) highly-compensated employees may contribute up to 12% of eligible compensation on a before-tax basis and up to an additional 6% on an after-tax basis, and (iii) highly-compensated employees who are eligible to participate in the Tyco Supplemental Savings and Retirement Plan, a non-qualified deferred compensation plan, may contribute up to 12% on a before-tax basis not to exceed $13,000 and such employees are not eligible to make after-tax contributions. Union employees may have different contribution limits. Refer to the plan document for more details.

Employer contributions - Certain participant contributions are eligible to receive matching contributions.  Additionally, certain employees are eligible to receive “supplemental” matching contributions based on their years of service with Tyco and its affiliated companies.  The level of matching contributions and supplemental matching contributions varies for each participating employer in the Plan. Union employees may have different contribution limits.  Refer to the plan document for more details.

Participant Accounts

Each participant’s account is credited with the participant’s deferral contributions, employer contributions, and an allocation of earnings or losses, and is charged with participant fees, as applicable. Participants are entitled to the benefit in their respective accounts, to the extent vested.

Vesting

Participants are immediately vested in any contributions they make to the Plan, plus actual earnings thereon. Vesting with respect to any matching contributions, and any associated earnings, is based on a participant’s years of “vesting service.”  Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested in all employer contributions following completion of three years of vesting service. Any participant who performs an hour of service after January 1, 2002 and is covered under a former employer’s graded vesting schedule will become 100% vested after three years of vesting service, regardless of the prior employer’s graded vesting schedule. Prior to January 1, 2002, a participant was generally 100% vested after five years of vesting service. However, participants from a former employer’s plan that was merged into the Plan could continue to vest in accordance with the former plan’s vesting schedule.

Forfeitures

Upon termination of employment for reasons other than a distributable event, nonvested contributions are forfeited the earlier of the date the participant receives a total distribution of his vested account balance or the date the participant incurs five consecutive breaks in service.  Nonvested forfeitures may be used to reduce employer contributions or to pay Plan expenses.   As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $276,486 and $299,149, respectively.

Investment Options

Plan participants are able to direct the investment of their Plan holdings (employer and employee contributions) into various investment options offered under the Plan, on a daily basis.

Notes receivable from participants

Participants are allowed to borrow from their Plan accounts.  The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant’s vested account balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months.  Participants are allowed to have two loans outstanding at a time. Loans are adequately secured by the participant’s account balance and bear a reasonable interest rate. Loans must be repaid through payroll deductions, and upon termination of service, all loans must be repaid in full.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may elect to receive either a lump sum distribution equal to the participant’s vested interest in his or her account, or to have an annuity purchased by the Plan with the vested interest in the participant’s account, in accordance with the terms of the Plan document.

Administrative Expenses

At the present time, some of the expenses of administering the Plan, including the fees of the Plan trustee, consultants and auditor expenses, but excluding certain loan fees, hardship withdrawal fees and Qualified Domestic Relations Order (“QDRO”) processing fees, are paid by Tyco and its affiliated employers and/or from Plan forfeitures.  The costs associated with certain investment options such as management fees, brokerage fees and transfer taxes are deducted from the assets of the investment options and are generally assessed as a percentage of assets invested.  Plan recordkeeping fees are also included as part of these fees.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor.  Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as record keeper of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of the Plan and ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Recently Issued Accounting Pronouncements

In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution plans.  The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively.   Pursuant to the guidance, participant loans are not subject to the fair value measurement disclosure requirement.  As such, previously issued financial statements have been recast to conform to current year presentation.  Specifically, balances reflected as a participant loan as of December 31, 2009 have now been classified as “other receivables” within the plans investment within the Master Trust footnote. See Note 5.  The adoption had no effect on the plan’s net assets available for benefits.

Notes Receivables from Participants

Notes receivables from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.  Amounts are presented as other receivables in the Master Trust.

Investment Valuation and Income Recognition

The Plan participates in the Tyco International Retirement Savings and Investment Plan Master Trust (the “Master Trust”) with other Tyco sponsored defined contribution plans, which consist of the Tyco International Retirement Savings and Investment Plan V ( through October 1, 2010), the Tyco International Retirement Savings and Investment Plan IV, and the Tyco International Retirement Savings and Investment Plan VI (with respect to the Tyco International Ltd. Stock Fund, Interest Income Fund, Intermediate Bond fund, and Mid-Cap Equity Blend Fund only) (“RSIP VI”) (collectively with, the Plan, the “RSIPs”).

The Plan’s investment in the Master Trust is reported at estimated fair value based on the fair values of the underlying investments held in the Master Trust.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The Plan records investment income or loss from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan participants’ ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.   Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of the underlying investments of the Master Trust are determined as follows:

Interest bearing cash is primarily invested in a money market mutual fund.  The fair value is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Registered investment companies are valued by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The Plan’s registered investment companies include U.S. equity, balanced (equities and bonds), and target retirement age mutual funds.  The target retirement age mutual funds automatically reduce the equity allocation as the participant approaches the targeted retirement year and beyond.

Common stocks are valued by obtaining quoted prices on recognized and highly liquid exchanges (level 1 inputs).

Collective trusts are valued based on their net asset values, as reported by custodians as of the financial statement dates and prices of recent transactions (level 2 inputs).  The investment objectives and underlying investments of the collective trusts vary, with one holding a diversified portfolio of large international equities that provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The other collective trust holds an interest in an underlying US debt index mutual fund and a money market fund that provides daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Fully benefit-responsive investment contract values are estimated by discounting the projected cash flows based upon current yields for contracts with comparable durations and credit quality of the issuers (level 2 inputs).

Wrapper contracts, or synthetic guaranteed investment contracts, generally cover a diversified portfolio of government and corporate bonds, and collective trusts. The contract amortizes the realized and unrealized gains from the underlying investments through adjustments to the crediting rate earned by the Participants in the fund. The writer of the contract provides assurances that adjustments to the rate earned by participants do not result in a future rate less than zero. A rate less than zero would result in a partial loss of principal and accumulated earnings.  Fair values of wrapper contracts associated with synthetic contracts are determined through matrix pricing models incorporating inputs for comparable contract size, duration, cash flows, the credit quality of the underlying portfolio and other terms (level 2 inputs).

U.S. Treasury securities and government agency securities traded on a national exchange or reported on the NASDAQ are valued based upon the closing price reported in the active market in which the security is traded (level 1 inputs).  When no sales price is available, the fair values of U.S. Treasury securities and government agency securities may be determined through pricing models, such as a single cash flow model, that incorporate data on interest rate movements, pass-thru securities markets, bid evaluations, and other pertinent data (level 2 inputs).  Residential mortgage-backed securities are priced using the most recent bid prices or potentially the mean of the latest bid and asked prices (level 2 inputs).

Corporate debt securities are valued based upon the closing price reported in the active market in which the security is traded, when available (level 1 inputs).  Other corporate bonds are valued based upon recent bid prices or the average of recent bid and asked prices when available (level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable.  Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for specific securities but rather by relying on securities’ relationship to other benchmark quoted securities (level 2 inputs).  Commercial mortgage-backed securities and other asset-backed securities are valued using matrix pricing (level 2 inputs).

Other securities consist mostly of credit default swap (CDS) securities, that are valued by third party pricing sources obtained by the custodian which may utilize models that incorporate pertinent data to determine pricing, such as cash flows, credit curves and recovery rates (level 2 inputs) and non-U.S. sovereign debt securities, where the custodian will utilize available broker/dealer quotes (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fully Benefit-Responsive Investment Contracts

Net assets available for benefits reflect the Plan’s interest in the contract value of the fully benefit-responsive investment contracts held in the Master Trust, because the Plan’s allocable share of the difference between fair value and contract value for these investments is presented as a separate adjustment in the statement of net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.   Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Benefit Payments

Benefit payments to participants are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Income Tax Status

The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

4.  Risk and Uncertainties

The Master Trust, in which the Plan holds an interest, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Plan participants direct the investment of their Plan holdings into various investment options offered under the Plan and solely bear the risk of loss associated with the investment securities in which they are invested pursuant to ERISA section 404(c).

5.  Investments in the Master Trust

As explained in Note 2, the Plan’s assets are commingled with the assets of several other Tyco-sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company (“Fidelity”), the trustee for the Master Trust, holds the Master Trust’s investment assets, provides administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 94% and 43% as of December 31, 2010 and 2009, respectively. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the Interest Income Fund held in the Master Trust as of December 31, 2010 and 2009.

	December 31,
	2010	2009
Investments at fair value
Interest bearing cash	$143,441,948	$120,765,232
Registered investment companies
US Equity/Bond Mutual Funds
Fidelity Growth Company Fund	412,519,697	348,284,517
Vanguard Windsor II Fund	130,537,066	122,314,563
Spartan US Equity Index Fund Advantage Class	108,395,121	95,404,627
Allianz CCM Capital Appreciation Fund	49,393,962	44,640,140
Vanguard Small-Cap Index Institutional	56,410,683	35,887,356
Vanguard Short Term Bond Index	4,159,331	—
Target Date Mutual Funds
Fidelity Freedom 2000 Fund	21,844,040	17,126,571
Fidelity Freedom 2010 Fund	83,186,357	72,092,761
Fidelity Freedom 2020 Fund	159,117,982	124,734,244
Fidelity Freedom 2030 Fund	106,460,168	80,142,813
Fidelity Freedom 2040 Fund	56,577,189	38,109,074
Fidelity Freedom 2050 Fund	11,611,125	5,694,288
Balanced Blend Mutual Funds
Fidelity Balanced Fund	143,169,960	127,829,459
Fidelity Freedom Income Fund	12,785,899	10,387,518
Total Registered investment companies	1,356,168,580	1,122,647,931
U.S. Treasury securities and government agency securities	226,686,441	156,021,843
Collective trusts	152,902,263	138,510,084
Corporate debt instruments	88,691,961	207,736,236
Other common stock	90,140,923	71,540,784
Tyco common stock	59,129,493	49,057,716
Investment contracts	48,711,324	48,702,340
Wrapper contracts	—	—
Other securities	—	4,997,134
Total investments at fair value	2,165,872,933	1,919,979,300
Other receivables	86,139,464	83,061,849
Other liabilities	(653,363)	(25,994,550)
Net assets reflecting all investments at fair value	2,251,359,034	1,977,046,599
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,075,486)	(3,327,878)
Net assets held in Master Trust	$2,242,283,548	$1,973,718,721

Investment income for the Master Trust for the year ended December 31, 2010 is as follows:

Year Ended December 31, 2010
Investment income
Net appreciation in fair value of investments:
Registered investment companies	$180,795,736
Collective trusts	5,697,025
Tyco common stock	9,302,867
Other common stock	16,934,073
U.S. Treasury securities, government agency securities, other securities and corporate debt instruments	1,206,220
Total net appreciation	213,935,921
Interest and dividends	39,094,568
Total investment income	$253,030,489

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2010.

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$143,441,948	$143,441,948	$—
Common stock
U.S. equity	90,140,923	90,140,923	—
Tyco common stock	59,129,493	59,129,493	—
Total common stock	149,270,416	149,270,416	—
Fixed income
U.S. treasury securities and government agency securities	155,228,786	155,228,786	—
Corporate bonds	88,157,202	88,157,202	—
Asset-backed securities	534,759	—	534,759
Mortgage-backed securities	71,457,655	—	71,457,655
Total fixed income	315,378,402	243,385,988	71,992,414
Registered investment companies			—
US equity/bond mutual funds	761,415,860	761,415,860	—
Target date mutual funds	438,796,861	438,796,861	—
Balanced blend mutual funds	155,955,859	155,955,859	—
Total registered investment companies	1,356,168,580	1,356,168,580	—
Collective trusts
International equity fund	73,807,128	—	73,807,128
Blended bond funds	79,095,135	—	79,095,135
Total collective trusts	152,902,263	—	152,902,263
Others
Investment contracts	48,711,324	—	48,711,324
Wrapper contracts	—	—	—
Total other	48,711,324	—	48,711,324
Total investments at fair value	$2,165,872,933	$1,892,266,932	$273,606,001

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2009.

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Interest bearing cash	$120,765,232	$120,765,232	$—
Common stock
U.S. equity	71,540,784	71,540,784	—
Tyco common stock	49,057,716	49,057,716	—
Total common stock	120,598,500	120,598,500	—
Fixed income
U.S. treasury securities and government agency securities	32,519,016	13,860,417	18,658,599
Corporate bonds	111,013,302	82,121,147	28,892,155
Other securities	4,997,134	—	4,997,134
Other asset-backed securities	51,961,252	—	51,961,252
Commercial mortgage-backed securities	44,761,682	—	44,761,682
Residential mortgage-backed securities	123,502,827	—	123,502,827
Total fixed income	368,755,213	95,981,564	272,773,649
Registered investment companies
US equity/bond mutual funds	646,531,203	646,531,203	—
Target date mutual funds	337,899,751	337,899,751	—
Balanced blend mutual funds	138,216,977	138,216,977	—
Total registered investment companies	1,122,647,931	1,122,647,931	—
Collective trusts
International equity fund	70,961,799	—	70,961,799
Fixed income fund	67,548,285	—	67,548,285
Total collective trusts	138,510,084	—	138,510,084
Others
Investment contracts	48,702,340	—	48,702,340
Wrapper contracts	—	—	—
Total other	48,702,340	—	48,702,340
Total investments at fair value	$1,919,979,300	$1,459,993,227	$459,986,073

The Master Trust did not have any investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the years ended December 31, 2010 and 2009.

6.  Interest Income Fund

The Interest Income Fund (“Fund”) is a unitized fund offered exclusively to plans participating in the Master Trust, and is comprised of fully benefit-responsive investment contracts, synthetic investment contracts, government and corporate fixed income securities, and common collective trusts.  Contracts are issued by banks, insurance companies and other financial institutions (“Issuers”).  The Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include but are not limited to:

•                  Fund’s failure to qualify for exemption under Code Section 501(a) or qualification as a group trust under IRS Revenue Ruling 81-100;

•                  Establishment of a competing fund or transfers to competing funds without equity wash;

•                  Adoption of amendments to Fund documents unless agreed to by issuer;

•                  Partial or complete termination of the Fund or any plan;

•                  Participant communications designed to induce or influence participants not to invest in Fund or to transfer assets out of the Fund;

•                  Group termination, group layoff, early retirement program;

•                  Merger or consolidation of any plan with another plan;

•                  Changes in laws, regulations or administrative positions that could result in substantial withdrawals from, or transfers out of, the Fund; and

•                  Insolvency or bankruptcy with regard to the Fund or the contract holder.

The contracts limit the circumstances under which the Issuers may terminate the contracts.  Examples of circumstances which would allow the Issuers to terminate the contracts include but are not limited to:

•                  Management of the portfolio is not in accordance with investment management guidelines;

•                  Contract holder breaches any of its obligations under the wrap agreements (such as the obligation to pay wrap fees);

•                  Any representation or warranty made by the contract holder becomes untrue;

•                  Replacement of investment manager without prior issuer consent;

•                  Qualified plans cease to meet the requirements of Code Sections 401(a), 401(k) or 457; and

•                  Wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.

If one of these events were to occur, the Issuers could terminate the contracts at an amount less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than 0%.  The interest rates are reviewed on a monthly basis for resetting.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contracts.  The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  The positive adjustment indicates that the contract value is greater than the fair value.  The negative adjustment indicates that the contract value is less than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.

	2010	2009
Average contract yield in the aggregate for all contracts:
Based on annualized earnings(1)	0.93	2.49
Based on interest rate credited to participants(2)	2.00	2.94

(1) Computed by dividing the annualized one-day actual earnings on the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

7.  Parties-In-Interest Transactions

The underlying investments of the Master Trust include a unitized stock fund, the Tyco International Ltd Stock Fund (“Stock Fund”), which is comprised of a short-term investment fund component and common shares of TIL, the parent of the Plan Sponsor. The unit values of the Stock Fund are recorded and maintained by Fidelity, and the Plan. Plan participants may direct up to 25% of their employee and employer contributions to the Stock Fund. In addition, participants may exchange a portion of their account balance into the Stock Fund, provided the transaction does not cause the portion of their account balance invested in the Stock Fund to exceed 25%. During the year ended December 31, 2010, the Plan purchased units in the Stock Fund of approximately $43 million, sold units in the Stock Fund of approximately $5.3 million, and had net appreciation in the fair value of investments of approximately $7.3 million. The total value of the Plan’s investment in the Stock Fund was approximately $57.6 million and $12.6 million as of December 31, 2010 and 2009, respectively.

Certain of the assets of the Master Trust are invested in registered investment companies managed by Fidelity Investments, for which Fidelity Management & Research Company (“FMR Co.”) provides investment advisory services. FMR Co. is an affiliate of both Fidelity, and Fidelity Investments Institutional Operations Company, Inc., record keeper of the Plan. Expenses paid to FMR Co. and/or its affiliates by the Plan during the year ended December 31, 2010 were approximately $130,997. These transactions and investments, as well as participant loans, qualify as “party-in-interest” transactions, as “party-in-interest” is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company and certain others.

8.  Net Transfers to Affiliated Plans

During the year ended December 31, 2010, assets transferred to affiliated plans were as follows (primarily relating to the transfers from RSIP V — See Note 1):

Plan Name	Date Transferred	Assets Transferred
Net transfers from other RSIPs	Various	$1,044,512,430

9.  Litigation Contingency

In April 2006, the U.S. Securities and Exchange Commission (the “Commission”) filed a complaint the (“Complaint”) with the U.S. District Court for the Southern District of New York (the “District court”) alleging that TIL violated the federal securities laws. In May 2006, the District Court entered final judgment (the “Final Judgment”) against TIL. The Final Judgment ordered TIL to pay an immaterial disgorgement and a civil penalty of $50,000,000, and directed that the funds were to be deposited in the Court Registry Investment System (“CRIS”) in an interest-bearing account.  Subsequently, in December 2006, the Commission filed a related case against three former TIL officers and employees alleging violations related to the accounting misconduct that was the basis of the Complaint and the Final Judgment, Final judgments were entered against all three of the defendants in that action, ordering that the disgorgement and civil penalties paid by the individual defendants be deposited into the TIL CRIS account as well. As a result, as of December, 2010, the TIL CRIS account’s balance was approximately $56,100,000. The final judgments entered in these matters provided that the Commission could propose a plan to distribute the funds in the TIL CRIS account, subject to the Court’s approval, and that such plan may provide that the funds be distributed pursuant to the SEC Fair Fund provisions of Section 308(a) of the Sarbanes-Oxley Act of 2002, 15 U.S.C. § 7246(a).  In August 2009, the District Court granted the Commission’s motion to establish an SEC Fair Fund and appointed The Garden City Group, Inc. to serve as the fund administrator (“Fund Administrator”) to assist in developing a Plan of Distribution pursuant to which monies in the SEC Fair Fund will be distributed to investors harmed by the violations alleged in the Complaint and to oversee the administration of claims and the distribution of the SEC Fair Fund pursuant to the terms of the Plan of Distribution, subject to oversight by the Court.  The District Court approved the Plan of Distribution in November 2010.  A portion of the SEC Fair Fund is allocable to the TIL-sponsored RSIPs (with a portion also allocable to retirement plans now sponsored by TE Connectivity and Covidien), in respect of participants in TIL’s pre-separation retirement plans (including the RSIPs) for whose individual accounts the plans purchased and/or held shares of the Tyco Stock Fund during the period.  No amount has been recorded in the financial statements of the Plan as of December 31, 2010 to reflect the gain from the SEC Fair Fund distribution referenced above, as the allocation among the TIL-sponsored RSIPs is not reasonably estimable as the deadline for other parties to submit claims to the SEC fair fund was May 6, 2011.  The fund administrator expects to have the final allocation amounts in Mid-September.

In addition, in November 2009, TIL settled with plaintiffs who had brought eight separate class actions under ERISA.  The eight actions had alleged that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information to the RSIP participants.  The complaints also asserted that the defendants breached their fiduciary duties by allowing the plans to invest in TIL’s shares when it was not a prudent investment.  These ERISA-based actions covered a class “consisting of all participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002.”  On November 23, 2009, the Court entered a final order approving the settlement entered into by the plaintiffs, TIL, and certain defendants.  Under the terms of the settlement, the plaintiffs agreed to release all claims against TIL and its former employees, officers and certain directors in consideration for the payment of approximately $70,200,000 from TIL to the certified class, which consisted of participants in TIL’s pre-separation retirement plans (including the RSIPs) for those individual accounts the plans purchased and/or held shares of the Tyco Stock Fund during the period stated above.  The claims administrator for the settlement class determined that the portion of the settlement fund allocable to all retirement plans was $46,838,078, and that the portion allocable to the TIL-sponsored RSIPs was $24,915,590, net of fees (with the remaining being allocable to retirement plans now sponsored by TE Connectivity and Covidien). The actual settlement was made in December 2010.  The settlement amount received by the RSIPs and the Master Trust was allocated, net of administrative fees, among current and former RSIP participants on whose behalf TIL shares were purchased or sold during the class period.

10.  Subsequent Events

On May 14, 2010, Tyco announced that it completed the acquisition of Brink’s Home Security Holdings, Inc. (“Brink’s Home Security”), following approval of the transaction by Brink’s Home Security shareholders on May 12, 2010.  As a result of this transaction, Tyco acquired certain Brinks Home Security defined contribution plans. On January 28, 2011, $83,765,624 of assets relating to the Brinks Home security acquisition was transferred into the Plan.

On December 22, 2010, Tyco sold TEMP to Clayton, Dubilier & Rice.  TEMP employees who participated in a defined contribution plan were included in RSIP IV which continued to be part of the Master Trust as of December 31, 2010. On June 1, 2011, $130,247,953 of assets relating to TEMP employees within RSIP IV was transferred to a newly-formed master trust.

PLAN SPONSOR:  TYCO INTERNATIONAL MANANGEMENT COMPANY

PLAN NUMBER: 032

EIN: 20-5073412

Tyco International

Retirement Savings and Investment Plan

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions

Year Ended December 31, 2010

Check here if Late	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
YES	$—	$14,751	—	—

Tyco International

Retirement Savings and Investment Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.25% to 11.50%	**	$80,700,632

*              Denotes a party-in-interest to the Plan.

**           Cost information not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL RETIREMENT SAVINGS AND INVESTMENT PLAN

/s/ John G. Nawrath
Date: June 9, 2011	John G. Nawrath
Chairperson, Administrative Committee